

07004070

SECUR[...]IISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Touchstone Securities, Inc.**

OFFICIAL USE ONLY
47-6046379
Firm I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (DO NOT USE P.O. Box No.)

303 Broadway - Suite 1100
(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Terrie A. Wiedenheft — (513)- 362- 8242
(Area Code – Telephone Number)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center
312 Walnut Street Cincinnati OH 45202

CHECK ONE:

- ☒ Certified Public Account
- ☐ Public Account
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account must be supported by a statement of facts and circumstanced relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

AB 3/15
AB 3/17

Touchstone Securities, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2006

Contents



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Touchstone Securities, Inc.

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc., an indirect wholly-owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Touchstone Securities, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2007

Ernst + Young LLP

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	11,673,698
Accounts receivable		1,609,699
Receivable from affiliates		76,544
Federal income tax receivable from affiliate		450,057
Deferred commission costs		2,307,104
Deferred income tax asset		713,549
Prepaid and other assets		430,000
Total assets	$	17,260,651
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	2,812,032
Accrued expenses		3,302,659
Total liabilities		6,114,691
Stockholder's equity:		
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		55,324,377
Accumulated deficit		(44,278,417)
Total stockholder's equity		11,145,960
Total liabilities and stockholder's equity	$	17,260,651

See accompanying notes.

Touchstone Securities, Inc.

Statement of Operations

Year ended December 31, 2006

Revenue	
Commissions	$ 58,583,969
Distribution fees	12,405,432
Underwriting	531,065
Outsourced funds revenue	43,326
Interest and dividends	40,416
Total revenue	71,604,208
Expenses	
Commissions	63,492,626
Sales and distribution	9,549,665
Marketing, printing and promotion	1,071,503
Employee compensation and benefits	5,426,246
Shared services	450,788
Selling, general and administrative	475,056
Travel	852,456
Professional services (credit, net)	(312,080)
Occupancy	155,697
Research	323,027
Total expenses	81,484,984
Loss before income tax benefit	(9,880,776)
Income taxes benefit	
Current income tax benefit	(3,407,002)
Deferred income tax expense	12,081
Total income tax benefit	(3,394,921)
Net loss	$ (6,485,855)

See accompanying notes.

Touchstone Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2006	$ 100,000	$47,324,377	$(37,792,562)	$ 9,631,815
Capital contribution from parent	-	8,000,000	-	8,000,000
Net loss	-	-	(6,485,855)	(6,485,855)
Balance at December 31, 2006	$ 100,000	$55,324,377	$(44,278,417)	$ 11,145,960

See accompanying notes.

Touchstone Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (6,485,855)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income tax benefit	12,081
Changes in operating assets and liabilities:	
Accounts receivable	(647,143)
Receivable from affiliates	(50,296)
Federal income tax receivable from affiliate	(158,893)
Deferred commission costs	614,374
Prepaid and other assets	(20,799)
Payable to affiliates	(356,181)
Accrued expenses	112,103
Net cash used in operating activities	(6,980,609)
Cash flows from financing activities	
Capital contribution from parent	8,000,000
Net cash provided by financing activities	8,000,000
Net increase in cash and cash equivalents	1,019,391
Cash and cash equivalents at beginning of year	10,654,307
Cash and cash equivalents at end of year	$11,673,698

See accompanying notes.

Touchstone Securities, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is authorized to hold both trading and investment securities. The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds) and fixed and variable annuities of its affiliates through affiliated sales representatives. The Company generates 100% of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

Deferred Commission Costs

The Company pays commissions on Class B and C shares of the Touchstone Funds when securities are purchased. The Company receives both 12b-1 fees and contingent deferred sales charges (CDSC fees) relating to these Class B and C share securities. The costs incurred by the Company are recorded as deferred commission costs and are amortized over the expected future periods of benefit. B share commissions are amortized over a period of 72 months and C share commissions are amortized over a period of 12 months, which generally represent the period over which the CDSC fees can be collected. Annually, the Company performs an impairment analysis of their deferred commission cost asset. As a result of the 2006 analysis, the Company recorded no impairment on their B and C share deferred commission asset.

Revenue Recognition

Commission income and related expense pertaining to fixed and variable annuity and mutual fund transactions are recorded upon the execution of the contracts for annuity transactions and the trade date for mutual fund transactions.

Sales distribution fees are recognized as earned based on an expense reimbursement agreement between the Company and an affiliate.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax returns with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The net deferred income tax asset recorded at December 31, 2006 is $713,549, primarily attributable to a net operating loss carryforward from tax year 2006 that expires in 2026. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. The Company received $3,248,109 for income tax reimbursements in the current year. The amount of taxes currently receivable from WSLIC as of December 31, 2006 was $450,057.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred expenses of $450,788 for the use of facilities and services provided by affiliates for the year ended December 31, 2006.

3. Related Party Transactions (continued)

The Company serves as a distributor for annuity contracts and variable life products sold by WSLAC, WSLIC and Integrity Insurance Company, an affiliate. During 2006, the Company recorded commission income of $718,027, $904,069 and $56,947,285 from WSLAC's, WSLIC's and Integrity's annuity sales, respectively.

The Company receives sales distribution income (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company. Such fees amounted to $12,405,432 for the year ended December 31, 2006.

The Company participates in a management service arrangement with affiliates whereby it pays expenses for services received from affiliates. During 2006, the Company incurred $6,036,896 in expenses under this arrangement.

4. Pension Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions by the Company were $26,153 for the year ended December 31, 2006.

Additionally, eligible employees of the Company are covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan to provide additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA. Contributions by the Company were $144,527 for the year ended December 31, 2006.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $5,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2006, the Company's net capital, as defined, was $5,558,995 which was $5,113,685 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.20 to 1.

6. Contingencies

The Company is involved in various legal and regulatory matters arising in the normal course of business. Management of the Company believes that the resolution of these matters will not result in any material adverse impact on the financial position or operations of the Company.

At December 31, 2005, the Company had established a legal accrual of $500,000 that was reversed in 2006 as a result of the favorable resolution of related matters.

Supplementary Information

Touchstone Securities, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2006

Computation of net capital			
1	Stockholder's equity	$	11,145,960
	Less non-allowable assets:		
2	Receivables, including deferred income tax asset		2,849,849
3	Deferred commission costs and prepaid and other assets		2,737,104
4	Haircuts on securities held		12
5	Net capital	$	5,558,995
Computation of aggregate indebtedness			
6	Total aggregate indebtedness liabilities from statement of financial condition	$	6,114,691
7	Add controlled disbursement credit balance		564,973
8	Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)		-
9	Total aggregate indebtedness	$	6,679,664
Computation of basic net capital requiremnet			
10	Minimum net capital required (6 2/3% of line 9)	$	445,310
11	Minimum net capital required of reporting broker		5,000
12	Net capital requirement (greater of line 10 or 11)		445,310
13	Excess net capital (line 5 less line 12)		5,113,685
14	Excess net capital at 1000% (line 5 less 10% of line 9)		4,891,029
Computation of aggregate indebtedness to net capital			
15	Percentage of aggregate indebtedness to net capital (line 9/line 5)		120%

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 FOCUS filing.

Touchstone Securities, Inc.

Schedule II - Statement Regarding Rule 15c3-3

December 31, 2006

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Touchstone Securities, Inc.

In planning and performing our audit of the financial statements of Touchstone Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2007

Ernst & Young LLP

END